UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 001-16129

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRS 401(k) Retirement Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION

6700 Las Colinas Boulevard

Irving, Texas 75039

Audited Financial Statements

and Supplemental Schedule

TRS 401(k) Retirement Plan

As of December 31, 2009 and 2008 and for the year ended
December 31, 2009

with Report of Independent Registered Public Accounting Firm

TRS 401(k) Retirement Plan

Index to Audited Financial Statements

and Supplemental Schedule

Schedule

Supplemental Schedule

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009	I

Report of Independent Registered Public Accounting Firm

The Investment Committee

TRS 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TRS 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 25, 2010

TRS 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments:
Investment in Fluor Corporation Master Retirement Trust – at fair value	$16,681,546	$14,698,925
Loans to participants	201,443	201,497
Total investments	16,882,989	14,900,422

Net assets available for benefits – at fair value	16,882,989	14,900,422
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	12,396	257,165
Net assets available for benefits	$16,895,385	$15,157,587

See accompanying notes.

TRS 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions (deductions) in net assets:
Contributions:
Participants	$2,735,989
Company	54,139
Rollover	88,040
Total contributions	2,878,168

Net investment income:
Share in net investment income of Fluor Corporation Master Retirement Trust	2,278,045
Interest income on loans to participants	9,055
Net investment income	2,287,100

Benefits, terminations and withdrawals	(2,707,523)
Administrative expenses	(157,840)
Asset transfers to Fluor Corporation Employees’ Savings Investment Plan	(562,107)
Net increase in net assets available for benefits	1,737,798

Net assets available for benefits:
Beginning of year	15,157,587
End of year	$16,895,385

See accompanying notes.

TRS 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The TRS 401(k) Retirement Plan (the Plan) was established on September 1, 1991, by Total Recruiting Services, Inc., currently TRS Staffing Solutions, Inc. (TRS or the Company), as a contributory defined contribution plan. TRS is a wholly owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is managed by Fluor’s Global Benefits, Administrative and Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions. The Administrative Committee interprets the Plan’s documents and administers the Plan on behalf of participants. The Investment Committee establishes investment policies and objectives, including the investment portfolio diversification and risk concentration guidelines, and monitors investment activity and ongoing investment performance. The Investment Committee may appoint professional investment managers to manage the investment accounts of the Fluor Corporation Master Retirement Trust (the Master Trust) in accordance with ERISA requirements and the Investment Committee’s guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee), either directly or indirectly, hold the Plan’s assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees or their designees.

Eligibility, Contributions and Vesting

Employees are eligible to participate following the completion of one hour of service with the Company. If a terminated employee is reemployed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1% to 20% of their compensation, as defined, subject to Internal Revenue Service (IRS) limits. However, the maximum contribution percentage may be decreased for highly compensated employees. Participants who have attained age fifty before the end of the plan year are eligible to make catch-up contributions.

Participants may change their contribution percentages at their own discretion. Such contribution percentage changes shall become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

All eligible salaried employees who have completed one or more years of service with the Company receive a Company matching contribution at a rate determined annually by the Company. There is no guaranteed minimum for Company matching contributions. Company matching contributions are participant-directed. For the year ended December 31, 2009, the Company matched salaried participant contributions up to a maximum of 4% of eligible compensation for eligible participants. The Company matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds.

Participants are fully vested at all times in participant and Company matching contributions and earnings thereon.

Benefits, Terminations and Withdrawals

Upon total and permanent disability, death, retirement or termination of employment, participants are eligible to receive a distribution of the full value of their accounts. Distributions are made in lump-sum, and participants invested in Fluor common stock may request Fluor common stock valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump-sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000 and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request or as minimum required distributions beginning when the participant attains age 70½. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiary(ies), as described in the Plan document. Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.

Benefits, terminations and withdrawals are recorded when paid.

Participant Loans

The Plan allows participants to borrow up to one-half of their account balance. In no event can the loan amount be for less than $1,000, nor can it exceed $50,000, reduced by their highest loan balance in the previous 12 months. Such loans bear interest as defined in the Plan document and are payable through payroll deductions or monthly installments if the employee is on unpaid leave of absence or terminated from service. The length of the loan is up to a 15-year period for a primary residence loan or a five-year period for all other loans. Participants are only allowed one outstanding loan.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Income Tax Status

The Plan has received a determination letter from the IRS dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related Trust is tax-exempt.

Participant Accounts

An individual account is maintained for each participant in each designated fund. Participant designated funds consist of LifePath®, Stable Value, Intermediate Term Bond, Large Cap Value, S&P 500 Index, Large Cap Growth, Small Cap Value, Small Cap Growth, Non-U.S. Equity, and the Fluor Corporation Common Stock funds. The asset allocations of these designated funds are comprised of various debt and equity securities as disclosed in Notes 3 and 5. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each fund. If no funds are selected, then the contributions are designated to the BlackRock, Inc. (BlackRock) LifePath® funds. In 2009, BlackRock acquired the Barclays Global Investors, N.A. (BGI) LifePath® funds and, therefore, became the investment manager for these funds. Contributions into the BlackRock LifePath® funds may be subsequently allocated to other funds at the discretion of the participant. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can transfer a portion or all of the balance in their accounts into the Fluor Common Stock, Large Cap Growth, Large Cap Value, Small Cap Growth, Small Cap Value, or Non-U.S. Equity funds only once per calendar month. Effective October 1, 2009, participants are limited in the amount they can invest in the Fluor Common Stock fund to 50% of their total account balance. Participants with balances in excess of 50% on the effective date were not required to meet the new limitation, but further transfers or reallocations to the Fluor Common Stock fund are prohibited until the balance in the Fluor Common Stock fund is less than 50% of the participant’s total account balance. In addition, payroll contributions into the Fluor Common Stock fund are subject to the 50% limitation. Effective July 9, 2010, participants can transfer a portion or all of the balance in their accounts into the S&P 500 Index fund only once per calendar month.

Other Provisions

Participants may contribute distributions into the Plan that were received from previous employers’ qualified retirement plans (rollover contributions). If a participant transfers to or from another wholly owned subsidiary of Fluor that does not participate in the Plan, the participant’s entire account balance may be transferred to or from any other Fluor-sponsored plan. Participants are fully vested at all times in rollover contributions and the earnings thereon.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investments

The Plan’s investments, except for loans to participants, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates in the Master Trust, which in turn invests in the Fluor DC Investments (as later defined). The Plan’s investments are stated at fair value as follows:

Investments in government securities, bonds and corporate equity securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the Plan year. Securities not traded on the last business day are valued at the last reported bid price. The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer. The self-directed brokerage account is comprised of participant-directed investments in mutual funds. Mutual funds are valued at fair value, which represents the net asset value of the shares of such funds as of the close of business at the end of the period. Participant loans are valued at unpaid principal balances, which approximate fair value in all material respects.

Investments in the Stable Value Fund (Note 4) are stated at the fair value of the underlying synthetic guaranteed investment contracts (synthetic GICs). A synthetic GIC is comprised of an underlying asset and a “wrapper” contract. The fair value of synthetic GICs is calculated based on the fair values of the underlying securities, which are comprised primarily of fixed-income common or collective trusts, plus the fair value of the wrapper. Wrapper contracts essentially modify the investment characteristics of underlying securities to those of guaranteed investment contracts. The fair values of the wrapper contracts are based on the estimated replacement costs of the wrapper contracts. A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period of time. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Contract value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as withdrawals due to a participant’s retirement, disability or death or participant-directed transfers, in accordance with the terms of the Plan.

Derivative instruments are recorded at their fair values with changes in fair values reported in the Statement of Changes in Net Assets Available for Benefits in the “Share in net investment income of Fluor Corporation Master Retirement Trust” in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (Accounting Standards Codification (ASC) 815). Derivatives in the Master Trust primarily consist of foreign exchange forward contracts that are used to manage risks related to exposures in foreign currency. The losses associated with these derivatives were immaterial for the year ended December 31, 2009, and are reported in other income (loss) under “Net Investment Income” in Note 3. The Master Trust may also invest in futures, options, caps, floors, swaps, mortgage derivatives and structured notes.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Net investment income (loss) of the Master Trust is allocated daily to the Plan based on the ratio of fair values of the Plan’s investment in the Master Trust to the total fair value of the related Master Trust investments as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions or distributions of investments are based on each investment manager’s average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences (Note 1). The Stable Value Fund invests in contracts of financial institutions with strong credit ratings (Note 4). The Master Trust’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each insurance company. The Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2009 and 2008, except as discussed in Note 5.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participants’ compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and the supplemental schedule. Actual results could differ from those estimates.

Reclassification

Certain 2008 amounts in Note 3 and Note 5 to the financial statements have been reclassified to conform to the 2009 presentation.

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (ASC 815-10). ASC 815-10 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

to enable financial statement users to better understand their effects on a plan’s Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. This standard is effective for fiscal years beginning after November 15, 2008. The adoption of this standard did not have an impact on the Plan’s net assets available for benefits or the Statement of Changes in Net Assets Available for Benefits because it only enhances disclosure.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (ASC 105-10). ASC 105-10 establishes the “FASB Accounting Standards Codification” (Codification), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan’s adoption of ASC 105-10 during 2009 did not have an impact on the Plan’s net assets available for benefits or the Statement of Changes in Net Assets Available for Benefits.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, “Improving Disclosures about Fair Value Measurements.” ASU 2010-06 requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements, which will be effective for reporting periods beginning after December 15, 2010. Management does not expect the adoption of this ASU to have a material impact on the Plan’s  net assets available for benefits or the Statement of Changes in Net Assets Available for Benefits.

3. Master Trust

Investments

The Master Trust — Fluor manages the Plan and the Fluor Corporation Employees’ Savings Investment Plan (collectively, the Fluor DC Investments) and the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (the Fluor DB Investments). The Fluor DC Investments are presented as a single master trust investment account because all the investments are participant-directed. The investments held by the Master Trust are valued at fair value or estimated fair value as described in Note 2.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The net assets at fair value of the Master Trust consist of the following as of December 31:

	2009	2008
	(In thousands)
Assets
Fluor DC Investments	$2,377,530	$1,962,577
Fluor DB Investments	582,470	518,669
Net assets of the Master Trust – at fair value	2,960,000	2,481,246
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,831	38,166
Net assets of the Master Trust	$2,961,831	$2,519,412

Net investment income for the Master Trust is as follows for the year ended December 31, 2009:

2009
(In thousands)
Net investment income
Fluor DC Investments	$319,195
Fluor DB Investments	79,205
Total net investment income	$398,400

The Fluor DC Investments — The Plan’s investments consist of a proportionate interest in the Fluor DC Investments held by the Master Trust.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Assets

The net assets of the Fluor DC Investments and the percentage interests held by the Plan as of December 31, were as follows:

	Fluor DC Investments		% Interest Held by Plan
	2009	2008	2009	2008
	(In thousands)
Assets
Government securities	$36,086	$23,792	0.80	0.93
Securities lending arrangements:
Corporate equity securities	2,539	1,860	0.79	0.95
Government securities	—	1,805	—	0.93
Securities lending collateral – non-cash	2,631	3,717	0.79	0.94
Bonds	31,097	27,601	0.80	0.93
Common or collective trusts:			0.65	0.68
BlackRock LifePath® Funds (1)	665,658	511,677
U.S. equities	115,957	82,312
Non-U.S equities	9,848	2,797
Debt securities	31,905	25,173
Mutual funds	—	98	—	0.85
Synthetic guaranteed investment contracts	659,958	606,722	0.68	0.67
Foreign currency and cash	10,750	2,594	0.79	0.97
Corporate equity securities:			0.92	1.03
Fluor Corporation	208,673	218,156
Other U.S. equities	313,205	230,756
Non-U.S. equities	105,521	70,733
Foreign currency exchange contracts	13,852	16,967	0.75	1.00
Investment income receivable	1,615	1,677	0.91	1.02
Due from brokers for securities purchased	5,095	1,073	0.82	0.88
Self-directed brokerage account - mutual funds	190,428	155,425	0.24	0.31
Total assets	2,404,818	1,984,935	0.70	0.75
Liabilities
Accrued expenses	(981)	(731)	0.81	0.94
Foreign currency exchange contracts	(13,834)	(16,995)	0.75	1.00
Due to brokers for securities purchased	(9,842)	(915)	0.81	0.88
Obligation to return collateral – non-cash	(2,631)	(3,717)	0.79	0.94
Total liabilities	(27,288)	(22,358)	0.78	0.98
Net assets of the Fluor DC Investments – at fair value	2,377,530	1,962,577	0.70	0.75
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,831	38,166	0.68	0.67
Net assets of the Fluor DC Investments	$2,379,361	$2,000,743	0.70	0.75

(1) In 2009, BlackRock acquired the BGI LifePath® funds and, therefore, became the investment manager for these funds.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The BlackRock LifePath® funds presented in the table above are common or collective trust funds for which the investment asset allocations are based on a target maturity date. These funds hold a mix of broad-market stock, bond and real estate index funds designed to gradually become more conservative as the target year in which the participants expect to need their money approaches. Upon reaching the target year, the fund is blended into the BlackRock LifePath® Retirement Fund, which is designed to provide those participants who are in retirement and withdrawing money a low-risk investment vehicle to maintain liquidity and maximize returns over the participants’ remaining life expectancies.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock and securities excluded from lending from time to time by the Master Trust) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee, which has a fair value no less than 102% of the fair market value of the borrowed securities at all times. The Master Trust is fully indemnified by the Trustee against any losses incurred as a result of borrower default. Securities lending net income for the Fluor DC Investments of approximately $86,000 was earned under the lending agreement during the year ended December 31, 2009.

Net Investment Income

Net investment income for the Fluor DC Investments and the Plan’s share in net investment income for the year ended December 31, 2009, are as follows:

	Fluor DC Investments	% Interest Held by Plan
	(In thousands)
Net appreciation (depreciation) in fair value of investments:
Government securities	$(47)	0.88
Corporate equity securities	96,220	0.89
Bonds	4,745	0.88
Self-directed brokerage account – mutual funds	43,782	0.24
Mutual fund	2	0.73
Common or collective trusts	144,526	0.72
Other	545	0.88
Total net appreciation	289,773	0.71
Interest on synthetic guaranteed investment contracts	23,922	0.70
Securities lending income	115	0.87
Interest	3,053	0.88
Dividends	8,006	0.93
Other income (loss)	(161)	1.79
Securities lending expense	(29)	0.87
Investment management and administrative expenses	(5,484)	0.78
Total net investment income	$319,195	0.71

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Other than the Plan’s interest in the Master Trust, there are no assets held for investment that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008.

4. Stable Value Fund (Synthetic guaranteed investment contracts)

The Plan’s investment in the Master Trust through its investment in the Fluor DC Investments included amounts in the Stable Value Fund, which was established for the investment of the assets of the two participating plans. Each participating plan has an undivided interest in the Stable Value Fund. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Stable Value Fund was 0.68%  and 0.67%, respectively. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating Plans on a daily basis.

Investment income, net of expenses, of the Stable Value Fund totaled $22,099,409 for the year ended December 31, 2009.

The weighted-average yield (excluding administrative expenses) earned by the Stable Value Fund at December 31, 2009 and 2008, was 3.84% and 5.58%, respectively. The weighted-average yield earned by the Stable Value Fund with an adjustment to reflect the actual interest rate credited to participants in the Stable Value Fund at December 31, 2009 and 2008, was 3.58% and 4.15%, respectively.

The Stable Value Fund enters into participating synthetic GICs. In a participating synthetic GIC, the contract holder participates in asset and liability risks. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic GICs have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of the synthetic GICs are driven by the performance of the underlying assets. The Stable Value Fund is designed to reset its respective crediting rate on a quarterly basis and cannot credit an interest rate that is less than 0%. The crediting rate of the Stable Value Fund tracks current market yields on a trailing basis. The rate reset allows the Stable Value Fund to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of the Stable Value Fund has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value and is disclosed in the Statement of Net Assets Available for Benefits. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value and disclosed in the Statement of Net Assets Available for Benefits.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer at contract value. Each contract issuer specifies the events that may trigger a market value adjustment to be applied to the contract value; such events may include material amendments to the Stable Value Fund’s structure or administration; changes to the participating plans’ competing investment options, including the elimination of equity wash provisions; complete or partial termination of the Stable Value Fund, including a merger with another fund; the failure of the Stable Value Fund to qualify for

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Stable Value Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program); the closing or sale of a subsidiary, employing unit or affiliate; the bankruptcy or insolvency of a plan sponsor; the merger of the plan with another plan; or the plan sponsor’s establishment of another tax-qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Stable Value Fund or participating plans; and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund.

At this time, the Plan management does not believe that the occurrence of any such market value event, which would limit the Stable Value Fund’s ability to transact at contract value with participants, is probable.

5. Fair Value Measurements

The following table presents, for each of the fair value hierarchy levels required under SFAS No. 157, “Fair Value Measurements” (ASC 820-10), the Fluor DC Investments assets and liabilities that are measured at fair value, on a recurring basis, as of December 31, 2009 and 2008:

	December 31, 2009				December 31, 2008
	Fair Value Measurements Using				Fair Value Measurements Using
(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:

Government securities	$36,086	$425	$35,661	$—	$25,597	$—	$25,597	$—

Securities lending collateral – non-cash	2,631	—	2,631	—	3,717	—	3,717	—

Bonds	31,097	—	31,097	—	27,601	—	27,601	—

Common or collective trusts:
BlackRock LifePath® Funds	665,658	—	665,658	—	511,677	—	511,677	—
U.S. equities	115,957	—	115,957	—	82,312	—	82,312	—
Non-U.S equities	9,848	—	9,848	—	2,797	—	2,797	—
Debt securities	31,905	—	31,905	—	25,173	—	25,173	—
Mutual fund	—	—	—	—	98	98	—	—

Synthetic guaranteed investment contracts	659,958	—	659,958	—	606,722	—	606,722	—

Corporate equity securities:
Fluor Corporation	208,673	208,673	—	—	218,156	218,156	—	—
Other U.S. equities (1)	315,233	315,004	229	—	232,408	232,309	99	—
Non-U.S. equities (1)	106,032	105,194	838	—	70,941	69,674	1,267	—

Foreign currency exchange contracts	13,852	—	13,852	—	16,967	—	16,967	—

Self-directed brokerage account – mutual funds	190,428	190,428	—	—	155,425	155,425	—	—

Liabilities:

Foreign currency exchange contracts	$13,834	$—	$13,834	$—	$16,995	$—	$16,995	$—

Obligation to return collateral – non-cash	2,631	—	2,631	—	3,717	—	3,717	—

(1) Amounts include securities on loan under the security lending program discussed in Note 3 above.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, Plan investments, excluding investments held by the Fluor DC Investments, at fair value, on a recurring basis, as of December 31:

	December 31, 2009				December 31, 2008
	Fair Value Measurements				Fair Value Measurements
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Loans to participants	$201,443	—	—	$201,443	$201,497	—	—	$201,497

Changes in fair value of the Plan’s Level 3 investments, representing loans to participants, during the year ended December 31, 2009 were as follows:

Loans to Participants
Balance at December 31, 2008	$201,497
Loan issuances, net of repayments	(54)
Balance at December 31, 2009	$201,443

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (ASC 820-10). ASC 820-10 provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements” and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. ASC 820-10 also provides guidance on determining the major categories of debt and equity securities. ASC 820-10 was effective for interim reporting periods ending after June 15, 2009. The Plan adopted this standard in 2009. The adoption of ASC 820-10 did not have a material impact on the Plan’s net assets available for benefits or the Statement of Changes in Net Assets Available for Benefits and the required disclosures are included in the notes where applicable.

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities That Calculate Net Assets Value per Share (or its Equivalent).” ASU 2009-12 provides guidance in estimating the fair value of a plan’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. The Plan adopted this ASU during 2009, and the required disclosures are included in the notes where applicable.

6. Related-Party Transactions

Certain Plan investments in the common or collective trust accounts are managed by Northern Trust Investments, N.A., an affiliate of the Trustee, and BlackRock (formerly BGI). The Northern Trust Company is the trustee and BlackRock is an investment manager, both of whom have fiduciary responsibility to the Plan. In 2008, certain Plan investments in the common or collective trust accounts were managed by Aberdeen. These investments qualify as party-in-interest transactions. Aberdeen was

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

terminated as an investment manager during 2009 and is no longer considered a party-in-interest. Additionally, a portion of the Plan’s assets are invested in BlackRock common or collective trusts and Fluor common stock. Because Fluor is the Plan sponsor, transactions involving Fluor common stock qualify as party-in-interest transactions. Master Trust holdings for the Trustee, BlackRock (formerly BGI) and Fluor common stock amounted to $135,641,313, $668,513,745 and $208,672,707, respectively, as of December 31, 2009. Master Trust holdings for the Trustee, BlackRock (formerly BGI), Aberdeen and Fluor common stock amounted to $104,082,826, $511,973,050, $6,199,913 and $218,156,370, respectively, as of December 31, 2008. All of the party-in-interest transactions noted above are exempt from the prohibited transaction rules.

Investments managed by BlackRock (formerly BGI) represented 28% and 26% of the Fluor DC Investments as of December 31, 2009 and 2008, respectively. Investments in Fluor common stock represented 9% and 11% of the Fluor DC Investments as of December 31, 2009 and 2008, respectively.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2009	2008

Net assets available for benefits per the financial statements	$16,895,385	$15,157,587
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,396)	(257,165)
Less: Benefits payable	(32,308)	(30,291)
Net assets available for benefits per the Form 5500	$16,850,681	$14,870,131

The following is a reconciliation of the share in net investment income of Fluor Corporation Master Retirement Trust per the financial statements to net investment income from master trust investment accounts per the Form 5500 for the year ended December 31:

2009

Share in net investment income of Fluor Corporation Master Retirement Trust per the financial statements	$2,278,045
Less: 2009 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,396)
Add: 2008 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	257,165
Net investment income from master trust investment accounts per the Form 5500	$2,522,814

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits, terminations and withdrawals per the financial statements to the Form 5500:

Year Ended December 31, 2009

Benefits, terminations and withdrawals per the financial statements	$2,707,523
Add: Benefits payable at end of year	32,308
Less: Benefits payable at beginning of year	(30,291)
Benefits, terminations and withdrawals to participants per the Form 5500	$2,709,540

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, 2009, but had not been paid as of that date.

8. Subsequent Events

Plan management adopted SFAS No.165, “Subsequent Events” (ASC 855-10) during 2009 and, accordingly, has evaluated all material events occurring subsequent to the date of the financial statements up to the date and time this annual report is filed on  Form 11-K.

Supplemental Schedule

Schedule I

TRS 401(k) Retirement Plan

Schedule H; Line 4i — Schedule of Assets (Held at End of Year)

EIN: 57-0785147

Plan: 001

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Loans to participants	Interest rates ranging from 3.25% to 9.50%, with varying maturities	—	$201,443

*            Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the TRS 401(k) Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2010

TRS 401(k) Retirement Plan

By:	/s/ Glenn C. Gilkey
Glenn C. Gilkey
Member, Investment Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm